EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Nine Months Ended September 30, 2004
Earnings:
Income before income taxes	$1,566.1

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	91.1
Portion of rents representative of interest factor	28.3

Less:
Gain on equity investments	(4.0)

Income as adjusted	$1,681.5

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$91.1
Portion of rents representative of interest factor	28.3
Capitalized interest	1.5

Total fixed charges	$120.9

Preferred Dividends:
Dividends on Preference Stock	$24.7

Ratio of earnings to fixed charges	13.9

Ratio of earnings to fixed charges and preferred dividends	11.5